UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number 001-13422

AGNICO EAGLE MINES LIMITED

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

EXPLANATORY NOTE

On December 21, 2022, Agnico Eagle Mines Limited (the “Registrant”) furnished to the Securities and Exchange Commission a Report on Form 6-K (the “Initial Report”) which included a Business Acquisition Report, dated May 9, 2022, attached as Exhibit 99.1 thereto (the “Business Acquisition Report”). The Business Acquisition Report, in Schedule A thereto, included the audited annual consolidated financial statements of Kirkland Lake Gold Ltd. (“KLG”) for the years ended December 31, 2021 and 2020, together with notes thereto, which, in the case of the year ended December 31, 2021, were audited by KPMG LLP (“KPMG”) in accordance with Canadian generally accepted auditing standards (the “Original Financial Statements”).

Subsequently, KPMG issued an independent auditors’ report, dated January 25, 2023, with respect to the audit of the consolidated financial statements of KLG for the year ended December 31, 2021, which audit was conducted in accordance with United States generally accepted auditing standards (the “2021 Audit Report”), and the notes to the Original Financial Statements were updated to reflect the following subsequent event: a legal dispute that was previously disclosed in the Original Financial Statements was settled so the respective contingency note disclosure was updated (see Note 27 to the Original Financial Statements).

In addition, KPMG also provided a report of independent registered public accounting firm, dated February 24, 2021, with respect to the audit of the consolidated financial statements of KLG for the year ended December 31, 2020, which audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “2020 Audit Report”).

The Original Financial Statements, updated as described above, together with the 2021 Audit Report and the 2020 Audit Report, are attached hereto as Exhibit 99.2 (collectively, the “Updated Financial Statements”).

This Amendment to the Initial Report is being furnished by the Registrant for the purpose of (i) furnishing the Updated Financial Statements and (ii) incorporating by reference the following documents (collectively, the “Incorporated Materials”) into the Registration Statements (as defined below):

1.	Items 1 through 3 of the Business Acquisition Report, other than the Original Financial Statements which are included in Item 3 of the Business Acquisition Report and attached as Schedule A thereto.

2.	The Updated Financial Statements.

INCORPORATION BY REFERENCE

The Incorporated Materials are hereby incorporated by reference into each of the following registration statements of the Registrant, in each case as amended (collectively, the “Registration Statements”): (i) the Registration Statement on Form S-8 (File no. 333-130339); (ii) the Registration Statement on Form S-8 (File no. 333-152004); and (iii) the Registration Statement on Form F-3 (File no. 333-249203). KPMG’s consents to such incorporation by reference are attached hereto as Exhibits 23.1 and 23.2.

EXHIBITS

Exhibit No.	Description

23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
99.1	Business Acquisition Report, dated May 9, 2022 (incorporated by reference to Exhibit 99.1 to the Initial Report)
99.2	Updated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED

Date: January 27, 2023	/s/ Chris Vollmershausen
	By:	Chris Vollmershausen
	Title:	Executive Vice-President, Legal, General Counsel & Corporate Secretary